UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54377

Griffin Capital Essential Asset REIT, Inc. (Griffin Capital Essential Asset REIT II, Inc. as successor by merger to Griffin Capital Essential Asset REIT, Inc.)
(Exact name of registrant as specified in its charter)

c/o Griffin Capital Essential Asset REIT II, Inc. Griffin Capital Plaza, 1520 E. Grand Avenue El Segundo, California 90245 (310) 469-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)        ☒

Rule 12g-4(a)(2)        ☐

Rule 12h-3(b)(1)(i)        ☒

Rule 12h-3(b)(1)(ii)        ☐

Rule 15d-6            ☐

Rule 15d-22(b)        ☐
Approximate number of holders of record as of the certification or notice date: None*
* Griffin Capital Essential Asset REIT, Inc. merged with and into a wholly-owned subsidiary of Griffin Capital Essential Asset REIT II, Inc. on April 30, 2019, at which time the separate corporate existence of Griffin Capital Essential Asset REIT, Inc. ended.
Pursuant to the requirements of the Securities Exchange Act of 1934, Griffin Capital Essential Asset REIT II, Inc. has caused this certification/notice to be signed on Griffin Capital Essential Asset REIT, Inc.’s behalf by the undersigned duly authorized person.
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.,
as successor by merger to Griffin Capital Essential Asset REIT, Inc.

/s/ Howard S. Hirsch
Howard S. Hirsch
Chief Legal Officer and Secretary

Date:	May 1, 2019